December 23, 2022

VIA EDGAR

Mr. Robert S. Littlepage

Accounting Branch Chief

Division of Corporation Finance

U.S. Securities and Exchange Commission

Washington, D.C. 20549

Re: CSG Systems International, Inc.

Form 10-K for the Fiscal Year Ended December 31, 2021

Filed February 18, 2022

File No. 000-27512

Dear Mr. Littlepage:

On behalf of CSG Systems International, Inc. (“CSG,” the “company” or “we”), this submission is provided in response to your letter dated December 13, 2022 (the “Comment Letter”), relating to the Form 10-K for the fiscal year ended December 31, 2021, filed by CSG on February 18, 2022. For ease of review, we restate the questions from your Comment Letter and provide responses directly below.

Note 2. Summary of Significant Accounting Policies

Reclassification, page 49

1.
We note you determined that the settlement and merchant reserve assets consist of restricted cash. Please disclose the nature of the restrictions applicable to the settlement and merchant reserve assets. Refer to ASC 230-10-50-7 and Rule 5-02(1) of Regulation S-X.

Response:

In response to the Staff’s comment, we respectfully provide the following information.

The nature of the restrictions on our settlement and merchant reserve assets consists of contractual restrictions with the merchants and restrictions arising from our policy and intention. Per Rule 5-02(1) of Regulation S-X, restrictions may include company statements of intention with regards to particular deposits. It has historically been our policy to segregate settlement and merchant reserve assets from our operating cash balances and our intention is to continue to do so.

Going forward, to provide additional clarity and understanding, we will include further disclosure both in the notes to our financial statements and in management’s discussion and analysis (MD&A) of liquidity specifically to the nature of these restrictions on our settlement and merchant reserve assets beginning with our Form 10-K for the year ended December 31, 2022.

2.
Please explain the changes in the facts and circumstances beginning with the second quarter of 2021 that led you to determine the settlement and merchant reserve assets are restricted. Clarify for us the nature of the cash flow activity in settlement and merchant reserve liabilities that allowed you to reclassify the changes in settlement and merchant reserve liabilities from cash flows from operating activities to cash flows from financing activities. In light of the presentation changes and reclassifications tell us how you considered the accounting and disclosure guidance in ASC 250.

Response:

In response to the Staff’s comment, we respectfully provide the following information.

Prior to the second quarter of 2021, we did not view our settlement and merchant reserve assets as cash and cash equivalents. ASU 2016-18 Statement of Cash Flows (Topic 230) Restricted Cash (“ASU 2016-18”) does not define restricted cash and cash equivalents and impact of control. We segregated these assets on the balance sheet due to the contractual obligations of the underlying liabilities and disclosed in the footnotes that these amounts were set aside for other purposes and generally not available for general operating use. As a result, we did not believe that they should be included in the “change during the period in the total of cash, cash equivalents, and amounts generally described as restricted cash or restricted cash equivalents” on our statement of cash flows as we did not view these as cash and cash equivalents (i.e., assets as available for general use).

During the second quarter of 2021, we reviewed updated interpretations related to Topic 230 in handbooks published by various accounting firms, which included guidance related to funds held for others or, in our case, restricted cash. These interpretations addressed when funds being held for others, but controlled by the entity, should be reported as cash and furthermore, provided additional guidance on how control is established.

In summary, these interpretations stated that if the entity has control over the funds, the funds should be reported as cash on the balance sheet and in the statement of cash flows. Funds held for others but considered restricted in use are presented separately from unrestricted cash balances on the balance sheet; however, those amounts should be reported within the beginning and ending balances of cash, cash equivalents, and restricted cash in the statement of cash flows. Additionally, the interpretations we considered stated that changes in funds held for others should be classified as cash flows from financing activities as the contractual obligation to disburse the funds on behalf of a customer represents a borrowing that is settled as the funds are disbursed.

As a result of these interpretations, we revisited our previous conclusions regarding the definition of restricted cash and our presentation of settlement and merchant reserve assets in our statement of cash flows. The following changes were made to our financial statements beginning with the second quarter of 2021:

•
On our balance sheet, we reclassified merchant reserve assets from other assets to settlement and merchant reserve assets, and merchant liabilities from other liabilities to settlement and merchant reserve liabilities.
•
On our statement of cash flows:
o
we revised the beginning and ending cash and cash equivalent balances to include restricted cash (settlement assets and merchant reserve assets);
o
the net change in our settlement and merchant reserve assets and liabilities were reflected in cash flows from financing activities rather than cash flows from operating activities;
o
our cash flows from operating activities changed for the net difference between settlement assets and settlement liabilities, due to the changes above; and
o
we added a table to disclose the components of cash, cash equivalents, and restricted cash.
•
We included disclosure in the notes to our financial statements to discuss the revisions made to previously issued financial statements and added disclosures regarding the merchant reserve assets and liabilities.

For purposes of the statement of cash flows, the settlement and merchant reserve liabilities were reclassified from operating activities to financing activities due to the fact that the contractual obligation to disburse the funds on behalf of a customer represents a borrowing that is settled as the funds are disbursed.

Further, we concluded that the change in settlement and merchant reserve liabilities should be presented on a net basis within financing activities, in accordance with ASC 230-10-45-8. This activity is related to holding and disbursing cash on behalf of our customers as part of the settlement processes, with the turnover being quick (generally one to four business days), the amounts being large, and the maturities (the settlement and merchant reserve liabilities) being short. We concluded that the disclosure of the receipts and payments related to these amounts on a gross basis would not provide meaningful information to users of our financial statements due to the significance of amounts and quick turnover.

We concluded that this was a correction of an immaterial error in the application of ASU 2016-18, Statement of Cash Flows (Topic 230) Restricted Cash (“ASU 2016-18”), specifically related to the inclusion of settlement assets and merchant reserve assets as restricted cash in the statement of cash flows. In making this conclusion, we considered the guidance in SEC Staff Accounting Bulletin No. 99 – Materiality (“SAB 99”), in evaluating whether the identified error was material and the accounting and disclosure guidance provided in ASC 250, Accounting Changes and Error Corrections (“ASC 250”).

We considered the following quantitative and qualitative factors in evaluating whether the identified error was material:

•
Historically, the merchant reserve assets and liabilities balances have been materially the same, resulting in an immaterial impact to our cash flows from operating activities related to changes in these balances.
•
The correction had the following impact to the previously reported statement of cash flows:

	Year Ended December 31, 2020
	As Reported	Revision Amount	As Revised
Cash flows from operating activities:
Other current and noncurrent assets and liabilities	$(10,688)	$(27)	$(10,715)
Net cash provided by operating activities	173,020	(27)	172,993

Cash flows from financing activities:
Settlement and merchant reserve activity	$-	$(15,144)	$(15,144)
Net cash used in financing activities	(76,969)	(15,144)	(92,113)

Net increase in cash, cash equivalents and restricted cash	$32,151	$(15,075)	$17,076
Cash, cash equivalents and restricted cash, beginning of period	156,548	181,106	337,654
Cash, cash equivalents and restricted cash, beginning of period	188,699	166,031	354,730

	Year Ended December 31, 2019
	As Reported	Revision Amount	As Revised
Cash flows from operating activities:
Other current and noncurrent assets and liabilities	$(17,727)	$(35)	$(17,762)
Net cash provided by operating activities	151,076	(35)	151,041

Cash flows from financing activities:
Settlement and merchant reserve activity	$-	$42,303	$42,303
Net cash used in financing activities	(78,228)	42,303	(35,925)

Net increase in cash, cash equivalents and restricted cash	$17,271	$42,311	$59,582
Cash, cash equivalents and restricted cash, beginning of period	139,277	138,795	278,072
Cash, cash equivalents and restricted cash, beginning of period	156,548	181,106	337,654

•
The error impacted the statements of cash flows and reclassification of immaterial amounts within the balance sheet.
•
Specific to the statements of cash flows, our investors and other users of our financial statements focus primarily on cash flows from operating activities and the impact to that amount in any period presented (considering the change related to the overall net change in settlement assets/liabilities previously reflected in cash flows from operating activities).
•
The error does not mask a change in earnings or other trends.
•
The error does not impact earnings.
•
The error does not affect compliance with regulatory requirements, loan covenants, or any other contractual requirements.
•
The error does not involve concealment and was not intentional.
•
We do not believe the error would result in a change in the judgement of a reasonable person relying on our financial statements as this error impacted the statement of cash flow and the settlement assets were separately identified on the balance sheet and disclosed in the notes to our financial statements.

In addition to the SAB99 analysis regarding materiality, we considered the disclosure requirements of ASC 250, ensuring that our disclosure contained the nature and reason for this change and a description of the prior-period information that was retrospectively adjusted. Additionally, we specifically state in the disclosure of the revisions made that there was no impact on our previously reported consolidated net income, total assets (to include cash and cash equivalents), liabilities, and equity and that the change had no material impact on our previously reported cash flows from operating activities.

Settlement and Merchant Reserve Assets and Liabilities, page 55

3.
We note that your payments services requires you to hold your customer's cash in trust, indicating the fiduciary nature of the settlement and merchant reserve activity. Please tell us and disclose the following regarding your payments services resulting in settlement and merchant reserve assets and liabilities recorded by the company:
•
Clarify the nature, terms and features of any agreements that control the custody and use of funds received for customers. In this regard, your response should address who holds legal ownership or title to the funds and how the funds are encumbered and what conditions, legal or otherwise govern the custody and use of the funds.
•
Clarify the terms and conditions associated with your customer fund obligations. Your response should address how this is an obligation of the company versus an obligation of your customers. Explain the impact to the company in the event you fail to perform.

Response:

In response to the Staff’s comment, we respectfully provide the following information.

We provide payment processing services for our merchants (e.g., commercial merchants, government agencies) which enable them to accept payments from consumers directly (whether point-of-sale or online), for the purchase of goods or services, and enable the merchants to confirm that the payment transaction is authorized at the moment the consumer makes the purchase. We subsequently receive funds through the applicable settlement networks on behalf of our merchants. We bear full responsibility and risk for processing the merchant’s transactions.

We use two types of contracts for our payment processing services: one for commercial merchants (Merchant Services Agreement) and one for government agencies (Payment Processing Agreement). Under these agreements, we are legally appointed as the custodian for the merchants, for the limited purpose of receiving and settling funds in connection with providing these payment processing services. Pending remittance of settlement funds to the merchants, these custodial funds are maintained in separate accounts which are titled in our name. For a limited number of our merchants, the accounts are held in our financial institution’s name and titled “WFMS FBO CSG Forte Merchant Settlement”. For clarification, we maintain full control and have the liability, risk of loss, and other risk of exposure related to control of the credit underwriting, funding, disbursements, and billing related to these FBO accounts. It is our policy and intention to distinguish such funds from our operating funds for reporting purposes, reflecting our receipt of such funds in a custodial capacity.

Should we fail to remit these funds to our merchants, the merchant’s sole recourse would be against us, for payment. These rights and obligations are set forth in the contracts between us and the merchants.

Our contracts also provide for merchant reserve funds to be held in noninterest-bearing accounts and restrict the manner in which the merchant reserve funds may be utilized. We segregate these accounts from our operating cash as a matter of policy and intention. The merchant reserve funds are held in accounts titled in our name. The merchant reserve funds are contractually available to us as necessary to satisfy amounts owed in connection with services we have provided to our merchants (e.g., returned items, chargebacks, fees/fines, billing or other merchant obligations) that we are unable to collect from the merchants. Upon termination of a merchant relationship, we are contractually obligated to return any remaining reserve funds to the merchants within a stated timeframe.

Going forward, beginning with our Form 10-K for the year ended December 31, 2022, we will clarify that settlement assets are not held in trust but rather subject to restriction and segregation based on the nature of our custodial relationship with the merchants.

*****

CSG acknowledges that:

•
the company is responsible for the adequacy and accuracy of the disclosure in the filing;
•
staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•
the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please do not hesitate to contact me should you have further questions or require additional information.

Sincerely,

/s/ David N. Schaaf

David N. Schaaf

Chief Accounting Officer

cc: Brian A. Shepherd, President and Chief Executive Officer

Hai Tran, Executive Vice President and Chief Financial Officer

Rasmani Bhattacharya, Executive Vice President and Chief Legal Officer

David G. Barnes, Audit Committee Chair

Nate Bronson, KPMG